Exhibits 8.1 and 23.1
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                               Sidley Austin LLP
                              787 Seventh Avenue
                           New York, New York 10019
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599


                                                              October 26, 2006

HSBC Home Equity Loan Corporation II
2700 Sanders Road
Prospect Heights, Illinois 60070

    Re:  HSBC Home Equity Loan Trust (USA) 2006-3
         Closed-End Home Equity Loan Asset-Backed Certificates, Series 2006-3
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Ladies and Gentlemen:

     We have acted as counsel to HSBC Home Equity Loan Corporation II, a Delaware corporation (the "Depositor"), and HSBC Finance Corporation, a Delaware corporation ("HSBC Finance"), in connection with the issuance of $1,176,010,000 principal amount of Closed-End Home Equity Loan Asset-Backed Certificates, Series 2006-3 (the "Certificates"). The Certificates are being issued pursuant to the Pooling and Servicing Agreement, dated as of October 26, 2006 (the "Pooling and Servicing Agreement"), among the Depositor, HSBC Finance, as servicer, U.S. Bank National Association, as trustee (the "Trustee"), and HSBC Bank USA, National Association, as administrator (the "Administrator"), in connection with the transactions contemplated by (i) the Home Equity Loan Purchase Agreement, dated October 26, 2006 (the "Loan Purchase Agreement"), between the sellers named therein and the Depositor, as purchaser, and (ii) the Transfer Agreement, dated October 26, 2006 (the "Transfer Agreement"), between the sellers named therein and HSBC Home Equity Loan Trust (USA) 2006-3. The Class A-1F, Class A-1V, Class A-2F, Class A-2V, Class A-3F, Class A-3V, Class A-4, Class M-1 and Class M-2 Certificates are referred to herein as the "Offered Certificates" as further described in the prospectus supplement dated October 20, 2006 and prospectus dated June 29, 2006 (together, the "Prospectus"). Pursuant to the Underwriting Agreement, dated October 18, 2006 (the "Underwriting Agreement"), among the Depositor, HSBC Finance and HSBC Securities (USA) Inc., on its own behalf and as representative of the several underwriters of the Offered Certificates named therein, the underwriters named therein have agreed to purchase the Offered Certificates and offer them to the public as contemplated therein.

     We have reviewed the following documents and all exhibits thereto for the purposes of rendering this opinion:

     (a)  Signed copy of the Pooling and Servicing Agreement;

     (b)  Signed copy of the Loan Purchase Agreement;


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     (c)  Signed copy of the Transfer Agreement;

     (d)  Signed copy of the Underwriting Agreement;

     (e)  Specimens of the Certificates.

     The documents listed in (a) through (e) above are collectively the "Specified Agreements."

     Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Pooling and Servicing Agreement.

     In rendering the opinions expressed below, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. We have assumed and have not verified the accuracy as to certain representations and warranties of the Depositor. We have also reviewed such questions of law as we have considered necessary for purposes of the opinion expressed herein. We have assumed the due authorization, execution and delivery of all Specified Agreements (other than the Certificates) by all the parties thereto, the due authorization, execution and authentication of the Certificates, and that the Specified Agreements are legal, valid and binding agreements of the parties thereto. We have assumed that the Depositor and each other party to any of the Specified Agreements has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it. We have assumed that this transaction is not part of another transaction or another series of transactions that would require the Depositor, any investor, or other participant to treat such transaction or transactions as subject to the disclosure, registration, or list maintenance requirements of Sections 6011, 6111, or 6112 of the Internal Revenue Code of 1986, as amended (the "Code").

     Our opinions are also based on the assumption that there are no agreements or understandings with respect to those transactions contemplated in the Specified Agreements other than those contained in the Specified Agreements.

     Based upon the foregoing and consideration of such other matters as we have deemed appropriate, we are of the opinion that the Trust Fund (other than the Carryover Reserve Fund and any Derivative Contract Reserve Fund) will qualify as a real estate mortgage investment conduit ("REMIC") within the meaning of Section 860D of the Code, the Offered Certificates will be treated as regular interests in such REMIC, and the interests of the holders of the Offered Certificates with respect to the Net Rate Carryover Amount will represent, for federal income tax purposes, contractual rights coupled with regular interests within the meaning of Treasury regulations ss. 1.860G-2(i), assuming: (i) an election is made to treat the assets of such REMIC as a real estate mortgage investment conduit, (ii) compliance with the Pooling and Servicing Agreement and (iii) compliance with changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder.

     In rendering the foregoing opinions, we express no opinion on the laws of any jurisdiction other than the federal tax laws of the United States of America.


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     The opinions set forth above are based upon the current provisions of the
Code and Treasury regulations issued or proposed thereunder, Revenue Rulings and other published releases of the Internal Revenue Service and current case law, any of which can change at any time. Any such changes could apply retroactively and modify the legal conclusions on which our opinions are based. The opinions expressed herein are limited as described above, and we express no opinion on any other tax aspect of the transactions contemplated by the Specified Agreements or the effect of those transactions.

     We hereby consent to the filing of this opinion as an exhibit to the Depositor's Current Report on Form 8-K dated the date hereof and to the references to this firm under the heading "Material Federal Income Tax Consequences" in the Prospectus forming a part of the Registration Statement, without admitting that we are "experts" within the meaning of the 1933 Act or the Rules and Regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.

                                    Very truly yours,

                                    /s/ Sidley Austin LLP



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